Item 77D

Scudder Global Bond Fund and Scudder Emerging Markets Income Fund, each a series of GLOBAL/INTERNATIONAL FUND, INC.

Scudder Global Bond Fund changed its name-related investment strategy. Prior to March 1, 2002, the Fund's strategy stated that the fund pursues its goal by investing at least 65% of total assets in investment-grade bonds of issuers from around the world, including the United States. The policy was revised as follows: Under normal circumstances, the Fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in bonds of issuers from around the world, including the United States.

Scudder Emerging Markets Income Fund changed its name-related investment strategy. Prior to March 1, 2002, the Fund's strategy stated that the Fund invests at least 65% of total assets in high yield bonds and other debt securities issued by governments and corporations in emerging market countries. The strategy was revised as follows: Under normal circumstances, the Fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in high yield bonds and other debt securities issued by governments and corporations in emerging market countries (issuer is traded mainly in an emerging market, organized under the laws of an emerging market country or any company with more than half of its business in emerging markets), or the return on which is derived primarily from emerging markets. The Fund considers "emerging markets" to include any country that is defined as an emerging or developing economy by any one of the following: the International Bank for Reconstruction and Development (i.e., the World Bank), the International Finance Corporation or the United Nations or its authorities.